

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2012

Via E-mail
Mr. Alex Waldemar Zornig
Chief Financial Officer
OI S.A.
Rua Humberto de Campos, 425
8° andar
Leblon, Rio de Janeiro, RJ, Brazil 22430-190

> **Re:** **OI S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **Response dated October 26, 2012**
> **File No. 001-15256**

Dear Mr. Zornig:

We have reviewed your response letter dated October 26, 2012 and your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Management's Discussion and Analysis
Financial Expenses, Net, page 108

1. We note your response to comment 1 in our letter dated October 12, 2012. Please confirm to us that you will present the amounts of the impacts of inflation in the financial income and expenses for each of your arrangements as disclosure in your response.

<u>Consolidated Statements of Cash Flows, page F-6</u>

2. We note your response to comment 2 in our letter dated October 12, 2012. For each year your consolidated income statements are presented, please present each inflation index you used for your inflation adjustments.

Please file all correspondence over EDGAR. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3315 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director